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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 450 5658 fax byron.rooney@davispolk.com

August 29, 2018

Re:	DLP Payments Holdings Ltd. Draft Registration Statement on Form F-1 Submitted July 25, 2018 CIK No. 0001745431

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Effie Simpson, Staff Accountant
Claire Erlanger, Staff Accountant
Tonya Aldave, Attorney-Advisor
J. Nolan McWilliams, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, DLP Payments Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated August 21, 2018 (the “Comment Letter”). On July 25, 2018, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1

Summary, Page 1

1.	Please briefly explain what you mean by the Net Promoter Scores on page 2.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages iv, v, 2, 90 and 94 of Amendment No. 1 to explain the meaning of Net Promoter Scores.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 76

2.

We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. Even though some of the fluctuations discussed address each factor, some of the largest ones such as revenues and cost of sales do not. For example, you state that certain increases were “primarily” attributed to one factor, and “offset” by another factor, without quantifying each. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items for all fluctuations, to the extent material.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 77 through 79 of Amendment No. 1 accordingly.

Capital Expenditures, page 84

3.	Please revise to disclose your expected capital expenditures for 2018.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 84 of Amendment No. 1 accordingly.

Business

Extend Our Reach, page 101

4.

We note your reference to proprietary hubs and franchise hubs. You describe franchise hubs as similar to your proprietary hubs, except that you own and operate the franchise hubs in partnership with a local business owner. Please discuss the material details of your franchise agreements, such as who owns the real estate where the hub is located, how the revenue is split between you and the franchisee, and who conducts day to day operations.

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Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s proprietary hubs form the vast majority of the Company’s total hubs. In 2017, the Company did not have any franchised hubs and as of June 30, 2018, the Company only had four franchised hubs, which contributed approximately R$25,000 of total revenue and income for the six months ended June 30, 2018. In addition, the Company advises that it does not anticipate franchised hubs contributing to its results of operations for the year ended December 31, 2018 in a material way. The Company’s franchise hub strategy is still in its nascent stages with proprietary hubs remaining the focus of its expansion strategy.

Accordingly, the Company does not believe disclosure of the details of its franchise agreements are material information to investors. The Company further advises the Staff that it has revised its disclosure on page 101 of Amendment No. 1 to include additional clarifications in respect of the foregoing.

Management

2018 Omnibus Equity Plan, page 128

5.	We note your reference to the 2018 Omnibus Equity Plan on page 128. Please describe its material provisions here and file it as an exhibit to your registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 128 of Amendment No. 1 to describe the material provisions of its 2018 Omnibus Equity Plan. The Company further advises the Staff that its 2018 Omnibus Equity Plan will be filed as Exhibit 10.9 in a future amendment to the Draft Registration Statement.

Description of Share Capital and Constitutional Documents

Class A and Class B Common Shares, page 134

6.

We note that on page F-44 your equity is described to include “ordinary voting shares,” “ordinary non-voting shares,” and Class C shares. In this section and throughout the prospectus you refer to Class A, Class B, and Class C shares. You also state here that Class B shares have voting shares. Please tell us what are the “ordinary non-voting shares” referenced on page F-44, and if appropriate revise your disclosure for consistency.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the description of its share capital throughout the prospectus gives effect to certain changes to its Amended and Restated Memorandum and Articles of Association that will become effective as of the closing of the IPO, as noted in the lead-in paragraph to the section “Description of Share Capital and Constitutional Documents” on page 133 of Amendment No. 1. As part of such proposed changes to its Memorandum and Articles of Association, the Company intends to reclassify its existing share capital—currently comprised of ordinary voting shares, ordinary non-voting shares and Class C shares—into the Class A shares and Class B shares referenced throughout the prospectus. In this respect, the Company respectfully directs the Staff to its disclosure in the penultimate paragraph on page 15 of Amendment No. 1, which

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indicates that all information included in the prospectus gives effect to such reclassification unless otherwise indicated. The Company respectfully advises the Staff that the “ordinary non-voting shares” referenced on page F-44 are therefore a class of its existing share capital, and which will be reclassified into Class A shares in connection with the consummation of the IPO.

The Company further advises the Staff that it has revised its disclosure on pages 11 and 59 of Amendment No. 1 to include additional clarifications in respect of the foregoing.

Shareholder Proposals, page 153

7.

We note your disclosure here related to shareholder proposals under Cayman Companies Law and that a company’s articles of association may provide the rights that the Cayman Companies Law does not provide. Please disclose here if your articles of association provide shareholders with a right to put any proposals before the annual meeting of shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 142 of Amendment No. 1 accordingly.

Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 158

8.

You state “[i]n the opinion of our U.S. tax counsel . . . the following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common shares.” Please clarify that the discussion of material U.S. federal income tax consequences is counsel’s opinion.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 157 of Amendment No. 1 accordingly.

Legal Matters, page 172

9.

We note your references to David Polk & Wardwell LLP and White & Case LLP in this section and your reference to Davis Polk & Wardwell LLP on page 158. It appears based on the exhibit index that you only plan to file the opinion of Harney Westwood & Riegels as an exhibit to your registration statement. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has listed the U.S. tax opinion of Davis Polk & Wardwell LLP as Exhibit 8.1 to Amendment No. 1. The Company intends to file the U.S. tax opinion in a subsequent submission or filing. With respect to the other references to Davis Polk & Wardwell LLP and White & Case LLP, the Company respectfully advises the Staff that such firms will pass upon certain

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legal matters relating to U.S. federal and New York State law pursuant to the conditions to be set forth in the underwriting agreement to be entered into in connection with the IPO, and the Company is not required to, and does not intend to, file such opinions as an exhibit to its Draft Registration Statement.

Note 3. Significant Accounting Policies

Note 3.3 Segment Information, page F-9

10.

Pursuant to paragraphs 31-34 of IFRS 8, please expand your disclosures to provide all entity-wide disclosures from external customers, as applicable, such as revenue for each product and service, or each group of similar products and services.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has analyzed the requirements of paragraphs 31-34 of IFRS 8 as follows:

•

Information about products and services: The Company advises the Staff that the groups of similar products and services that the Group provides to its customers are those presented in the consolidated statement of profit or loss and other comprehensive income, namely:

•

Revenues from Transaction activities and other services, which are comprised of commissions and fees for the intermediation of electronic payments services, including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal cards, as well as fees for other services;

•

Revenues from Subscription services and Equipment rental, which are comprised of revenues from subscription services, such as reconciliation solutions and business automation solutions, each of which was not material as of December 2017; as well as revenues from the operating leases of electronic capture equipment to clients, net of withholding taxes; and

•	Financial income, which is comprised of revenues from the discount fees charged for the prepayment to clients of their instalment receivables.

In addition, all of the Group’s revenues are from external customers. Accordingly, the presentation of revenues by products and services in its consolidated statement of profit or loss and other comprehensive income satisfies the entity-wide disclosure requirements of paragraph 32 of IFRS 8.

•

Information about geographical areas: The Company advises the Staff that all of its revenues from external customers are attributed to customers and assets located in Brazil, with no revenue from countries other than Brazil. Accordingly, no additional disclosure is required pursuant to paragraph 33 of IFRS 8.

•

Information about major customers: The Company advises the Staff that no single customer accounts for more than 10 per cent its total revenue and income. Accordingly, no additional disclosure is required pursuant to paragraph 34 of IFRS 8.

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Note 3.14 Revenue and Income, page F-20

11.

We note from your disclosure on page 101 that you have both owned and franchised Stone Hubs. Please revise your revenue recognition disclosure in Note 3.14 to disclose how you recognize revenue related to these franchised businesses, if material.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that for the year ended December 31, 2017, the Company did not have any franchised hubs and accordingly had no revenues from franchised hubs in the period. As of June 30, 2018, the Company only had four franchised hubs in operation, which contributed approximately R$25,000 of total revenue and income for the six months ended June 30, 2018. In addition, the Company advises that it does not anticipate franchise hubs contributing to its results of operations for the year ended December 31, 2018 in a material way. Accordingly, because the revenue related to the franchised business has not been material, the Company believes that the related revenue recognition policy is not required to be disclosed.

Note 5. Business Combinations

Note 5.1 Acquisition of Elavon do Brasil S.A., page F-28

12.

We note that you acquired Elavon do Brasil S.A, or EdB, for 1 Brazilian real. Please explain to us how you were able to make this significant acquisition for minimal consideration. As part of your response, please include the nature of any related parties associated with EdB.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, at the time of the acquisition in the second quarter of 2016, EdB was generating and had accumulated significant net losses dating back to its inception. EdB’s net assets at fair value on the acquisition date amounted to a net liability of R$114 million.

In addition, at the time the Company began its negotiations with the seller, the seller had been unable to successfully obtain other buyers for EdB, an issue that may have been compounded by antitrust concerns arising pursuant to Brazilian regulators. On the other hand, the transaction represented a relevant value-creation opportunity for the Company as a result of potential synergies associated with the migration of EdB’s merchants onto the Company’s proprietary platform, among others.

Since the seller’s strategy was to expediently dispose of its business assets in Brazil, coupled with EdB’s history of losses, the seller was willing to transfer control of EdB for minimal cash consideration and the assumption by the Company of EdB’s signficant operating liabilities.

Additionally, there were no Stone related parties associated with EdB before or at the time of the transaction.

Note 20. Transactions with Related Parties, page F-42

13.

Based on your disclosures under “Related Parties” on page 132, it appears that there are more transactions than those disclosed in this Note, such as loan arrangements with certain related parties. Please revise to disclose all related party transactions irrespective of whether there have been transactions with those parties, pursuant to paragraph 13 of

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IAS 24, and including those that may not exist as of a future date such as the loans expected to be paid off in December 2018. See disclosure requirements in paragraphs 13-24 of IAS 24.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure under the heading “Related Party Transactions” on page 131 and note 20 on page F-42 of its consolidated financial statements included in Amendment No. 1 accordingly to clarify how the transactions disclosed under the heading “Related Party Transactions” relate to the transactions disclosed in note 20 of its consolidated financial statements. Additionally, the total balance of “Loans to management personnel” disclosed in note 20 includes loans in addition to those to directors and officers that are disclosed on page 131. The terms for all such loans are similar to the terms disclosed in the last paragraph of note 20.

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* * *

Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Elliot M. de Carvalho at 55-11-4871-8405 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

cc:	Thiago Piau, Chief Executive Officer, DLP Payments Holdings Ltd.

Lia Matos, Chief Strategy Officer, DLP Payments Holdings Ltd.

Colin J. Diamond, White & Case LLP

John R. Vetterli, White & Case LLP